M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5

December 31, 2020 and 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Holdings Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch Street, Suite 900
(No. and Street)

Portland	OR	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Rogers 503-232-6960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly US, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza, Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Casey Dougherty__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __M Holdings Securities, Inc.__ , as of __December 31__ , 20__20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



DANIEL LEE
Notary Public - State of Florida
Commission # GG 125667
Expires on July 18, 2021

Casey Dougherty
_____
Signature

__Chief Compliance & Risk Officer__
Title

Online Notary
_____
Notary Public
Notarized online using audio-video communication

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

December 31, 2020 and 2019

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors, and Audit Committee of M Holdings Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of M Holdings Securities, Inc. (the Company) as of December 31, 2020 and 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information Pursuant to Rule 17A-5 of the Securities Exchange Act of 1934

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17A-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2015.
Melville, New York
February 24, 2021

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Financial Condition

December 31, 2020 and 2019

Assets		**2020**		**2019**
Cash and investments:				
Cash and cash equivalents	$	6,167,082	$	13,937,096
Short-term investments		2,997,274		—
Total cash and investments		9,164,356		13,937,096
Commissions receivable		6,662,608		6,597,192
Accounts receivable		473,468		490,203
Deposits with clearing organizations and others (note 2)		145,011		145,011
Prepaid expenses and other assets		22,298		16,768
Total assets	$	16,467,741	$	21,186,270
Liabilities and Stockholder's Equity				
Liabilities:				
Commissions payable	$	11,543,692	$	15,685,285
Payable to Parent (note 4)		3,119,839		3,020,749
Other liabilities		9,750		49,809
Total liabilities		14,673,281		18,755,843
Stockholder’s equity:				
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 10 shares		25,000		25,000
Additional paid-in capital		40,853,696		39,053,696
Accumulated deficit		(39,084,236)		(36,648,269)
Total stockholder’s equity		1,794,460		2,430,427
Total liabilities and stockholder’s equity	$	16,467,741	$	21,186,270

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Operations

Years ended December 31, 2020 and 2019

	2020	2019
Revenues:		
Insurance commissions	$ 130,823,581	$ 133,639,106
Investment advisory fees	26,740,248	27,772,068
Mutual fund commissions	3,307,582	3,453,051
Supervisory fees	3,201,015	3,209,730
Securities commissions	1,109,927	812,301
Investment fees	973,036	1,107,949
Other income	486,688	572,499
Investment income	54,521	83,144
Total revenues	166,696,598	170,649,848
Expenses:		
Registered representative compensation	152,953,936	156,780,945
Employee compensation and benefits	9,261,354	9,391,493
Office	3,705,215	3,156,557
Outside professional services	2,335,757	3,591,399
General and administrative	653,891	1,084,953
Other	182,308	252,137
Travel	40,104	237,263
Total expenses	169,132,565	174,494,747
Net loss	$ (2,435,967)	$ (3,844,899)

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2020 and 2019

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
Balances as of January 1, 2019	10	$ 25,000	$ 36,353,696	$ (32,803,370)	$ 3,575,326
Capital contributions from Parent	—	—	2,700,000	—	2,700,000
Net loss	—	—	—	(3,844,899)	(3,844,899)
Balances as of December 31, 2019	10	25,000	39,053,696	(36,648,269)	2,430,427
Capital contributions from Parent	—	—	1,800,000	—	1,800,000
Net loss	—	—	—	(2,435,967)	(2,435,967)
Balances as of December 31, 2020	10	$ 25,000	$ 40,853,696	$ (39,084,236)	$ 1,794,460

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Cash Flows

Years ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$ (2,435,967)	$ (3,844,899)
Adjustments to reconcile net loss to net cash		
(used in) provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	(65,416)	(1,469,923)
Accounts receivable	16,735	619,687
Prepaid expenses and other assets	(5,530)	40,089
Commissions payable	(4,141,593)	6,556,729
Payable to Parent	1,899,090	3,619,671
Other liabilities	(40,059)	(1,054,059)
Net cash (used in) provided by operating activities	(4,772,740)	4,467,295
Cash flows from investing activities:		
Purchases of short-term investments	(8,715,946)	-
Maturities of short-term investments	5,718,672	-
Net cash used in investing activities	(2,997,274)	-
Net increase (decrease) in cash and cash equivalents	(7,770,014)	4,467,295
Cash and cash equivalents at beginning of year	13,937,096	9,469,801
Cash and cash equivalents at end of year	$ 6,167,082	$ 13,937,096
Supplemental cash flow disclosures:		
Noncash operating activity - capital contributions from Parent	$ 1,800,000	$ 2,700,000

(1) Basis of Presentation and Significant Accounting Policies

(a) Organization and Nature of Business

M Holdings Securities, Inc. (the Company), an Oregon corporation, was incorporated on March 21, 1997. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the Parent). The Company is also a Registered Investment Advisor pursuant to the Investment Advisors Act of 1940. The Company has been appointed as exclusive agent and distributor for M Fund, Inc., a registered investment company and an affiliate of the Parent. M Fund, Inc. offers its shares to separate accounts of certain insurance companies as the underlying funding vehicle for certain life insurance policies offered by Member Firms. The Company commenced retail operations in May 2000.

The Company is engaged as an introducing broker-dealer and registered investment adviser, which comprises several classes of services, including but not limited to insurance and investment advisory business.

(b) Basis of Presentation

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(c) Revenue Recognition

Revenues from contracts with customers include both commissions and fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, whether multiple performance obligations exist and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Commissions and any related clearing expenses are recorded on a trade-date basis as transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is fixed, and the risk and rewards of ownership have been transferred to/from the customer. Such revenues primarily arise from transactions in insurance products, mutual funds, and securities.

Investment Advisory, Investment and Supervisory Fees

Investment advisory fees are based upon a percentage applied to the assets under management (AUM) of a customer's account. Investment fees are based upon the total net asset value (NAV) of a mutual fund or other pooled investment vehicle in which the Company has entered into agreements. These fees are generally received quarterly and are recognized as revenue at that point in time as they relate specifically to the services provided during that period and the Company believes the performance obligation is satisfied at that time. Supervisory fees are recognized on a monthly basis.

(d) *Cash and Cash Equivalents*

The Company's cash and cash equivalents consist of bank deposits, money market instruments and investments, primarily commercial paper. For purposes of the Statements of Financial Condition and Cash Flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents. The amounts may exceed federally insured limits but management does not believe that the Company is exposed to any significant risks.

(e) *Short Term-Investments*

Short term investments are comprised primarily of short-term commercial paper with a remaining maturity of greater than three months but less than one year, when purchased, and are reported at amortized cost plus accrued interest.

(f) *Accounts Receivable*

Management believes accounts receivable at December 31, 2020 and 2019 are collectible; accordingly, no provision for uncollectible accounts has been recorded. Accounts receivable are reviewed regularly for credit losses and if deemed necessary an allowance will be established.

(g) *Income Taxes*

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based upon statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred income tax assets, if any, to their estimated realizable values.

The Company recognizes and measures its unrecognized income tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized income tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2020, and 2019, the Company did not have any unrecognized income tax benefits.

(h) *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) *Subsequent Events*

The Company has evaluated subsequent events through the date that the financial statements were issued, noting no material events that would require disclosure.

(2)   Deposits with Clearing Organizations and Others

The Company settles commissions and other transactions through another broker-dealer, Pershing LLC (Pershing), on a fully disclosed basis.

The Company follows the guidance prescribed in a Securities and Exchange Commission (SEC) No-Action Letter (the Letter) dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer (PAIB assets) as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter. On September 6, 1999, the Company and Pershing entered into a written agreement in accordance with the provisions of the Letter. The agreement requires Pershing to calculate the reserve requirement in accordance with the Letter.

As of December 31, 2020, and 2019, Pershing computed the reserve requirement for proprietary accounts of the introducing broker-dealer. The amount held on deposit in the Company's reserve bank account is $100,000 as of December 31, 2020 and 2019 (included in deposits with clearing organizations and others in the Statements of Financial Condition).

As of December 31, 2020, and 2019, the Company held $20,011 on deposit with the National Securities Clearing Corporation for commission net settlement activities and $25,000 with Financial Database Services for software support (included in deposits with clearing organizations and others in the Statements of Financial Condition).

(3)   Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2020, and 2019, the Company has regulatory net capital of $1,242,008 and $1,877,220, which is $992,008 and $1,627,220 in excess of its required net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer, as defined by the Rule, on a fully disclosed basis and customer funds and securities are promptly transmitted to the clearing broker-dealer.

(4)   Related-Party Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include registrations, assessments, fees, marketing, taxes, insurance, outside professional services, and compensation related to production, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2020, and 2019, $3,119,839 and $3,020,749, respectively, is payable to the Parent for expenses.

The Company, by mutual agreement with the Parent, has established a minimum net capital balance of $300,000. To the extent that the reimbursement of expenses will cause net capital to decline below $300,000, the Parent will make additional capital contributions to maintain a net capital balance of at least $300,000. In addition, the Parent has represented that in the event the Company may no longer have revenues large enough to fund its operations, the Parent will provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses and required net capital.

The Company incurred net losses of $2,435,967 and $3,844,899 in the years ended December 31, 2020 and 2019, respectively. The Company received $1,800,000 and $2,700,000 in non-cash capital contributions from the Parent in the form of forgiveness of the Payable to Parent for the years ended December 31, 2020 and 2019, respectively.

As of December 31, 2020, and 2019, the Company has approximately $49,000 and $225,000, respectively, in amounts payable to Registered Representatives who are employees of Management Compensation Group Northwest, LLC (dba M Benefit Solutions), a wholly owned subsidiary of the Parent. These amounts are included in commissions payable in the Statements of Financial Condition. The commission expense between M Benefit Solutions (included in registered representative compensation in the Statements of Operations) amounted to approximately $2,896,000 and $3,433,000 for the years ended December 31, 2020 and 2019, respectively.

(5)   Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The Company also files consolidated and separate income tax returns in various states. With few exceptions, the Company is no longer subject to examination by taxing authorities for years prior to 2017. For purposes of the financial statements, federal and state income taxes are calculated as if the Company filed separate federal and state income tax returns.

Reconciliations of the amounts computed by applying the statutory U.S. federal income tax rate of 21% in 2020 and 2019 to income before income taxes and the actual provision for the years ended December 31, 2020 and 2019 are as follows:

		2020		2019
Computed "expected" income tax benefit	$	(511,553)	$	(807,187)
Change in income tax expense (benefit) resulting from:				
Non-deductible parking		22,449		32,286
Other		12,458		13,226
Meals and entertainment		1,331		11,255
State income taxes		(36,782)		57,994
Total income tax benefit		(512,097)		(692,426)
Valuation allowance		512,097		692,426
Provision for income taxes	$	—	$	—

Member Firm Compensation Plan (MFCP) expense is recorded within the financial statements of the Parent. The Company has been allocated a percentage of the MFCP expense deduction for stand-alone income tax reporting purposes. The impact of this deduction is recognized in the temporary differences of the deferred income tax assets. The temporary differences that give rise to deferred income tax assets and liabilities as of December 31, 2020 and 2019, relate to the following:

	2020	2019
Deferred income tax assets (liabilities):		
Net operating loss carryforward	$ 8,340,438	$ 8,299,186
Deferred state income taxes, net of federal income tax effect	1,726,153	1,701,677
Deferred rent	(19,252)	(51,732)
Total deferred income tax assets	10,047,339	9,949,131
Valuation allowance	(10,047,339)	(9,949,131)
Net deferred income tax assets	$ —	$ —

As of December 31, 2020, the Company has net operating loss carryforwards of approximately $39,716,000, of which $31,536,000 will expire starting in the year 2021 through the year 2037, and $8,180,000 will be carried forward indefinitely.

As noted above, management has established valuation allowances of $10,047,339 and $9,949,131 as of December 31, 2020 and 2019, respectively, to fully reserve against its deferred income tax assets as the Company's deferred income tax assets are not expected to be realized.

(6) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, insurance companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(7) Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company, which consist of cash, cash equivalents and short-term investments, are reported in the Statements of Financial Condition at carrying values that approximate fair values, because of the short maturities of the instruments.

(8)   Commitments and Contingencies

The Company clears its securities transactions through clearing brokers. The clearing brokers have the right to charge the Company for losses that may result from a counterparty's failure to fulfill its contractual obligations. There is no maximum amount assigned to this right to charge and this applies to all trades executed through the clearing brokers. The Company also believes there is no maximum amount assignable to this right. As of December 31, 2020, and 2019, the Company has recorded no liabilities with regard to this right. During 2020 and 2019, the Company did not pay the clearing brokers any amounts related to these guarantees.

There are certain situations where the Company may be charged back for commissions or fees received such as an early insurance policy lapse, partial surrender, or trade correction. In these situations, the Company has the right to charge back the Registered Representative and the Member Firm. In such a circumstance, the risk of default depends on the creditworthiness of the Registered Representative and the Member Firm. Any commissions or fees charged back are included in accounts receivable and other liabilities, when appropriate.

The Company, its Parent, and its Parent's subsidiaries, in common with the insurance industry in general, may be subject to litigation in the normal course of their business. In addition, the Company may be named in claims before FINRA relating to the actions of its Registered Representatives or before the SEC relating to the actions of its Investment Advisors. The Company maintains an insurance policy for errors and omissions which covers such claims. In the event of such claims, the Company is only liable for its per claim deductible with the insurance company. The Company's management does not believe that such litigation, any claims before FINRA, or any claims before the SEC, will have a material effect on its financial position.

(9)   Regulatory Matters

As a regulated entity, the Company may be subject to certain audits, examinations, reviews, etc., by various regulatory agencies in the ordinary course of its business.

During 2019, the SEC conducted cyber security and anti-money laundering examinations of the Company. As of December 31, 2019, the cyber security exam had findings related to the need to strengthen access controls at the branches, as well as the need to strengthen contract oversight. These findings aligned with planned enhancements occurring in the first quarter of 2020 and therefore are not considered to be material. As of December 31, 2020, the Company completed these enhancements. As of December 31, 2020, the anti-money laundering exam had findings related to inadequate procedures related to preventing or detecting fraud. The Company now has an AML Officer who is working to implement the SEC's and other auditor recommendations related to strengthening these controls.

During 2019, FINRA also conducted examinations of three branch offices. As of December 31, 2019, two of the examinations have been closed with no material findings. As of December 31, 2020, one examination remains open and was referred to FINRA's Department of Enforcement in January 2021.

During 2020, FINRA began a routine examination of the Company. As part of the examination FINRA also conducted examinations of two branch offices. As of December 31, 2020, these examinations remain open.

In February 2018, the SEC Division of Enforcement ("Enforcement Division") announced the Share Class Selection Disclosure Initiative ("SCSD Initiative"). As part of the SCSD Initiative investment advisers were encouraged to self-report possible securities laws violations relating to the failure to make certain disclosures concerning mutual fund share class selection and the payment of 12b-1 fees when a lower cost share class may have been available.

The Company's participation in the SCSD initiative resulted in an agreement by the Company to make payments to certain impacted clients of the Company to cover both disgorgement and interest of the related 12b-1 fees that the Company received during the period January 1, 2014 through July 20, 2018. This agreement was signed by the Company on February 7, 2019. The amount agreed to be paid by the Company totaled approximately $1,022,000.

In October 2019, disbursements were made to affected clients for amounts greater than the de minimis threshold set forth by the Enforcement Division. On March 20, 2020, the Company submitted a final accounting to the Enforcement Division detailing the disposition of the amounts sent to clients, including amounts for checks not cashed by clients. Any amounts remaining in the escrow account were remitted to the U.S. Department of the Treasury.

In January 2019, FINRA announced the 529 Plan Share Class Initiative ("529 Initiative"). As part of the 529 Initiative broker-dealers were encouraged to self-report possible securities laws violations related to mutual fund share class selection and the selection of one class of shares when a lower cost share class may have been available. The Company has decided to voluntarily participate in the 529 Initiative which will likely result in the Company making payments to certain impacted clients or former clients. The Company is currently in discussions with FINRA and through the date that the financial statements were issued is unable to estimate a liability related to its participation in the 529 Initiative.

In June 2019, the SEC adopted a new standard of conduct applicable to retail accounts ("Regulation BI"), with an effective date of June 30, 2020. Regulation BI requires that broker-dealers act in the best interests of retail customers without placing their own financial or other interests ahead of the customer's and imposes new obligations related to disclosure, duty of care, conflicts of interest and compliance. Certain state securities and insurance regulators have also adopted, proposed, or are considering adopting similar laws and regulations. In addition, it is unclear how and whether other regulators may respond to or attempt to enforce similar enhanced fiduciary protections addressed by the former Department of Labor (DOL) Retirement Advice Rule.

Uncertainty regarding pending and future laws and regulations, including with regard to the implementation of Regulation BI, a new private transaction exemption adopted by the DOL, and pending or adopted state rules relating to the standards of conduct applicable to both retirement and non-retirement accounts, may have impacts on the Company's business in ways which cannot be anticipated or planned for, and which may have further impacts on the Company's products and services, cash flows, and results of operations.

**SUPPLEMENTARY INFORMATION PURSUANT TO
RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934**

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule I - Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020

Computation of net capital:		
Total stockholder's equity in the Statement of Financial Condition	$	1,794,460
Less nonallowable assets:		
Accounts receivable		473,468
Commissions receivable		24,817
Deposits with others		25,000
Prepaid expenses and other assets		22,298
Net capital before haircuts on cash equivalents and short-term investments		1,248,877
Haircuts on cash equivalents and short-term investments		6,869
Net capital	$	1,242,008
Computation of alternative net capital requirement:		
Minimum dollar net capital requirement (greater of 2% of aggregate debits or $250,000)	$	250,000
Excess net capital		992,008
Net capital in excess of 5% of combined aggregate debits or 120% of minimum net capital requirement		942,008

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2020, as ammended.

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule II - Computation for Determination of Reserve Requirement and
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis and customer funds and securities are promptly transmitted to the clearing broker-dealer.